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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JUNE 2001



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                    Form 20-F   [x]             Form 40-F [ ]


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ]       No   [x]


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



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29 June 2001



Willis Group Holdings Limited (Willis) today announces that it has redeemed all of the issued and outstanding cumulative redeemable preference shares of TA II Limited amounting to $273,428,900.

This redemption follows Willis' initial public offering of 23 million common shares and listing of those shares on the New York Stock Exchange on June 12, 2001. At that time Willis said that one of its options was to use the IPO's proceeds (gross of $289.55 million) to redeem the preference shares of its subsidiary TA II Limited.

Willis Group is one of three global insurance brokers. It provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy Willis Group Holdings Limited Common Stock. The offering of the Common Stock is made only by means of a prospectus, copies of which may be obtained from Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 5th Floor, Brooklyn, NY


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WILLIS GROUP HOLDINGS LIMITED

                                       By:    /s/ Mary E. Caiazzo
                                           ------------------------------------
                                           Mary E. Caiazzo
                                           Assistant General Counsel

Date:  June 29, 2001